CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2019	2018

ASSETS

Non-current assets
Restricted Cash	5(b)	$805	$830
Mineral property, plant and equipment	3	140,252	144,835
Total non-current assets		141,057	145,665

Current assets
Amounts receivable and prepaid expenses	4	489	1,387
Cash and cash equivalents	5(a)	10,398	14,872
Total current assets		10,887	16,259

Total Assets		$151,944	$161,924

EQUITY

Capital and reserves
Share capital	6	$550,735	$517,327
Reserves	6	105,408	117,796
Deficit		(521,398)	(486,913)
Total equity		134,745	148,210

LIABILITIES

Non-current liabilities
Trade and other payables	9	1,039	7,194
Total non-current liabilities		1,039	7,194

Current liabilities
Warrant liabilities	7	84	–
Payables to related parties	8	188	585
Trade and other payables	9	15,888	5,935
Total current liabilities		16,160	6,520

Total liabilities		17,199	13,714

Total Equity and Liabilities		$151,944	$161,924

Nature and continuance of operations (note 1)

Commitments and contingencies (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss (Income)

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2019	2018	2019	2018

Expenses
Exploration and evaluation expenses	3, 11	$14,701	$16,727	$26,751	$24,448
General and administrative expenses	3, 11	2,171	1,992	4,520	4,273
Legal, accounting and audit		790	1	1,681	648
Share-based compensation	6(d)&(f)	662	873	1,366	1,709
Loss from operating activities		18,324	19,593	34,318	31,078
Foreign exchange loss (gain)		(38)	(154)	222	(419)
Interest income		(73)	(267)	(143)	(374)
Other income		–	–	–	(21)
Interest expense on lease liabilities	9	27	–	54	–
Gain on sale of royalty		–	(37)	–	(37)
Loss on revaluation of warrant liabilities	7	34	–	34	–
Receipt of royalty income		–	(617)	–	(617)
Recognition of non-refundable early option price installment	12	–	(48,097)	–	(48,097)
Loss (income) before tax		18,274	(29,579)	34,485	(18,487)
Deferred Income tax (recovery) expense		–	–	–	–
Net loss (income)		$18,274	$(29,579)	$34,485	$(18,487)

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(g)	2,477	(3,000)	5,349	(5,999)
Other comprehensive loss (income)		$2,477	$(3,000)	$5,349	$(5,999)

Total comprehensive loss (income)		$20,751	$(32,579)	$39,834	$(24,486)

Loss (income) per share
Basic	10	$0.05	$(0.09)	$0.10	$(0.09)
Diluted	10	$0.05	$(0.09)	$0.10	$(0.09)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian Dollars)

			Six months ended June 30
	Notes		2019	2018

Operating activities
Net (loss) income			$(34,485)	$18,487
Non-cash or non operating items
Depreciation	3		328	116
Gain on sale of royalty			–	(37)
Interest income			(143)	(374)
Loss on revaluation of warrant liabilities			34	–
Non-current legal fees payable			–	(20)
Non-refundable early option price installment	12		–	(48,097)
Share-based compensation			1,366	1,709
Unrealized exchange loss			58	28
Changes in working capital items
Amounts receivable and prepaid expenses			902	225
Amounts receivable from a related party			–	(7)
Trade and other payables			2,883	6,612
Payables to related parties			(315)	(84)

Net cash used in operating activities			(29,372)	(21,442)

Investing activities
Acquisition of plant and equipment			–	(20)
Purchase of investments			–	(33,253)
Sale of royalty			–	37
Interest received on cash and cash equivalents			122	124
Net cash from (used in) investing activities			122	(33,112)

Financing activities
Proceeds from issuance of common shares	6(b)		21,951	–
Transaction costs in the issuance of common shares	6(b)		(2,183)	–
Proceeds from private placement financings	6(b)		5,217	–
Transaction costs for the private placement financings	6(b)		(112)	–
Proceeds from the exercise of share purchase options and warrants	6(c)-(d)		162	2,231
Payments of principal portion of lease liabilities			(187)	–
Additional costs paid for issue of special warrants			(2)	–
Net cash from financing activities			24,846	2,231

Net decrease in cash and cash equivalents			(4,404)	(52,323)
Effect of exchange rate fluctuations on cash and cash equivalents			(70)	(37)
Cash and cash equivalents - beginning balance			14,872	67,158

Cash and cash equivalents - ending balance	5	(a)	$10,398	$14,798

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of  Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants		Total
		(note 7(a)	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	equity

Balance at January 1, 2018		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$(470,971)	$137,501
Effect of change in accounting policy for IFRS 9		–	–	–	–	(15)	–	15	–
Balance at January 1, 2018 - as restated		308,237,856	$513,304	$62,404	$27,934	$(17)	$4,832	$(470,956)	$137,501
Shares issued on exercise of options per option plan	6(d)	44,000	29	–	–	–	–	–	29
Shares issued upon exercise of warrants	6(c)	3,862,729	2,202	–	–	–	–	–	2,202
Fair value and cost allocated to shares issued on exercise of options and warrants		–	832	(17)	–	–	(815)	–	–
Share-based compensation	6(d)&(f)	–	–	1,842	–	–	–	–	1,842
Net income		–	–	–	–	–	–	18,487	18,487
Other comprehensive income net of tax		–	–	–	5,999	–	–	–	5,999
Total comprehensive loss									24,486

Balance at June 30, 2018		312,144,585	$516,367	$64,229	$33,933	$(17)	$4,017	$(452,469)	$166,060

Balance at January 1, 2019		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$(486,913)	$148,210
Shares issued on exercise of options per option plan	6(d)	194,000	95	–	–				95
Shares issued on exercise of options not issued per option plan	6(c)	104,450	40	–	–	–	–	–	40
Shares issued upon exercise of warrants	6(c)	49,685	27	–	–	–	–	–	27
Shares issued pursuant to restricted share unit plan	6(f)	85,294	117	(56)	–	–	–	–	61
Fair value allocated to shares issued on exercise of options and warrants		–	116	(91)	–	–	(25)	–	–
Shares issued, net of transactions costs	6(b)	30,168,750	19,718	–	–	–	–	–	19,718
Shares issued on conversion of special warrants, net of transaction costs	6(b)	10,150,322	8,190	–	–	–	(8,190)	–	–
Shares issued pursuant to private placements, net of transaction costs	6(b)	7,429,476	5,105	–	–	–	–	–	5,105
Share-based compensation	6(d)&(f)	–	–	1,323	–	–	–	–	1,323
Net loss		–	–	–	–	–	–	(34,485)	(34,485)
Other comprehensive loss net of tax		–	–	–	(5,349)	–	–	–	(5,349)
Total comprehensive loss									(39,834)

Balance at June 30, 2019		361,599,833	$550,735	$68,114	$33,337	$(17)	$3,974	$(521,398)	$134,745

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and six months ended June 30, 2019, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the period ended June 30, 2019, the Company raised cash net proceeds of $19,768 and $5,105 from issuance of common shares and private placements of common shares respectively (note 6(b)), and a further $162 from the exercise of share purchase options and warrants (notes 6(c)-(d)).

As at June 30, 2019, the Group had $10,398 (December 31, 2018 – $14,872) in cash and cash equivalents for its operating requirements. During the six months ended June 30, 2019 and 2018, the Group incurred a net loss of $34,485 and earned a net income of $18,487, respectively, and had a deficit $521,398 as at June 30, 2019. The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project and for working capital requirements. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA"), by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("DEIS") in February 2019 and completed a 120-day public comment period on the DEIS on July 2, 2019. On July 30, 2019, the US Environmental Protection Agency announed that it has taken action to withdraw a Proposed Determination initiated under Section 404(c) of the CWA in 2014 to attempt to pre-emtively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2018 ("2018 annual financial statements"). Except as described in Note 2(c), accounting policies applied herein are the same as those applied in the Group’s annual financial statements.

These Financial Statements were authorized for issue by the Audit and Risk Committee on August 12, 2019.

(b)	Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Judgment was employed in determining the incremental borrowing rate to measure lease liabilities (note 2(c). There was no change in the use of other significant estimates and judgments during the current periods as compared to those described in Note 2 in the Group’s 2018 annual financial statements.

(c)	Change in Significant Accounting Policy – IFRS 16, Leases ("IFRS 16")

The Group adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach and therefore comparative information for the 2018 reporting period has not been restated and continues to be reported under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets ("ROU Assets"), representing its rights to use the underlying assets, and lease liabilities, representing its obligation to make lease payments.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss (income) on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset at the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:

•	increasing the carrying amount to reflect interest on the lease liability;
•	reducing the carrying amount to reflect the lease payments made; and
•	remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the Group; and
•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to loss (income) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in "Mineral properties, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 9).

Transition to IFRS 16

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. ROU Assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, of which there were none.

The Group used the following practical expedients when applying IFRS 16:

•	Applied the exemption not to recognize ROU Assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term;
•	Excluded initial direct costs from measuring the ROU Asset on initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group had no leases classified as finance leases under IAS 17.

Incremental ROU Assets and lease liabilities of $1,154 were recognized as of January 1, 2019, with no impact on accumulated deficit. The weighted average incremental borrowing rate applied to the lease liabilities was 10%.

The following table reconciles the Group’s operating lease commitments at December 31, 2018, as previously disclosed in the 2018 annual financial statements, to the lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019:

Adoption of IFRS 16
Operating lease commitments as at December 31, 2018	$ 1,284
Adjustments on adoption of IFRS 16	235
Operating lease commitments – December 31, 2018	1,519
IFRS 16 recognition exemption for short-term leases (note 14(b))	(158)
Effect from discounting using the incremental borrowing rate – January 1, 2019	(207)
Lease liabilities recognized at January 1, 2019	1,154

Current lease liability (note 9)	389
Non-current lease liability (note 9)	765
Lease liabilities recognized at January 1, 2019	$ 1,154

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2019	Mineral Property interest [1]	Plant and equipment [2]	Total
Cost
Beginning balance	$ 112,541	$ 1,374	$ 113,915
Impact of IFRS 16 adoption (note 2(c))	–	1,154	1,154
Beginning balance as restated	112,541	2,528	115,069
Additions	–	459	459
Ending balance	112,541	2,987	115,528

Accumulated depreciation
Beginning balance	–	(968)	(968)
Depreciation [3]	–	(328)	(328)
Ending balance	–	(1,296)	(1,296)

Foreign currency translation difference	25,853	167	26,020

Net carrying value – June 30, 2019	$ 138,394	$ 1,858	$ 140,252

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$ 112,541	$ 1,354	$ 113,895
Additions	–	20	20
Ending balance	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation	–	(234)	(234)
Ending balance	–	(968)	(968)

Foreign currency translation difference	31,641	247	31,888

Net carrying value – December 31, 2018	$ 144,182	$ 653	$ 144,835

Notes to tables:

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Includes ROU Assets, which relate to the use of office space, hangers, yard storage and one vehicle. The following reconciles ROU Assets for the reporting period:

	Land and Buildings	Equipment	Total
Beginning balance at January 1, 2019	$ 1,132	$ 22	$ 1,154
Additions	459	–	459
Ending balance	1,591	22	1,613

Depreciation	(210)	(4)	(214)

Foreign currency translation difference	(55)	(1)	(56)

Net carrying value – June 30, 2019	$ 1,326	$ 17	$ 1,343

3.	ROU Asset depreciation of $112 is included in general and administrative expenses. The remainder is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2019	2018
Sales tax receivable	$ 74	$ 69
Amounts receivable	148	769
Prepaid expenses	267	549
Total	$ 489	$ 1,387

Page | 10

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

The Group’s cash and cash equivalents as at June 30, 2019, and December 31, 2018, which consisted of cash on hand, was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

In the six months ended June 30, 2019, the Group issued common shares on settlement of equity-settled restricted share units (note 6(f)).

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and six month period ended June 30, 2019, income of $4 (2018 – $nil) and $8 (2018 – $2) respectively, has been recognized which has been re-invested.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

6.	CAPITAL AND RESERVES
(a)	Authorized Share Capital

At June 30, 2019, the authorized share capital comprised an unlimited (2018 – unlimited) number of common shares with no par value.

(b)	Financings

June 2019

Bought Deal

The Group completed a bought deal offering of 12,200,000 common shares at US$0.41 per common share for gross proceeds of US$5,002 ($6,594). The Group paid the underwriters a 6% commission and issued 244,000 non-transferable share purchase warrants ("Broker Warrants") to purchase common shares at US$0.41 per share until June 24, 2020. After transaction costs of $890, which includes the cost of the Warrants (see below), the Group raised net proceeds of $5,704.

As the Broker Warrants are denominated in US dollars, they have been treated as cash-settled warrant liabilities (note 7) and have been valued at $50 upon initial recognition with an equivalent amount recognized as a financing cost. For the purpose of initial recognition, the Group determined the fair value of the Broker Warrants using the Black Scholes option pricing model based on the following assumptions: risk free rate of 1.45%, expected volatility of 72.9%, expected life of 1 year, share price of Cdn$0.61 and dividend yield of nil.

Page | 11

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Private Placement

The Group completed a non-brokered private placement to investors of 3,660,000 common shares for a gross proceeds of approximately US$1,500 ($1,975). No commission or finder’s fee were payable to the underwriters in connection to this private placement.

March 2019

Bought Deal

The Group completed a bought deal offering of 17,968,750 common shares at US$0.64 per common share for gross proceeds of US$11,500 ($15,337). The Group incurred transaction costs of $1,323, which includes a 6% commission paid to the underwriters, and raised net proceeds of $14,014.

Private Placement

The Group completed a private placement of 3,769,476 common shares at $0.86 (US$0.64) per common share for gross proceeds of approximately $3,242 (US$2,412). After transaction costs of $112, the Group raised net proceeds of $3,130.

February 2019

In February 2019, the 10,150,322 special warrants issued in December 2018, were converted into common shares on a one-for-one basis for no additional consideration to the Group. Additional transaction costs of $2 were paid during the period.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one common share, for the six months ended June 30, 2019 and 2018 respectively:

Continuity	Totals per category
	Cannon Point Options (note 1)	Mission Gold Warrants (note 1)	Other warrants (note 2)	Broker Warrants (note 3)	Total
Beginning Balance	327,700	7,125,646	27,858,213	–	35,311,559
Exercised	–	(3,078,915)	(783,814)	–	(3,862,729)
Balance June 30, 2018	327,700	4,046,731	27,074,399	–	31,448,830
Exercised	–	(82,030)	–	–	(82,030)
Balance December 31, 2018	327,700	3,964,701	27,074,399	–	31,366,800
Issued	–	–	–	244,000	244,000
Exercised	(104,450)	(49,685)	–	–	(154,135)
Balance June 30, 2019	223,250	3,915,016	27,074,399	244,000	31,456,665

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Weighted averages per option/warrant:	Cannon Point Options (note 1)	Mission Gold warrants (note 1)	Other warrants (note 2)	Broker Warrants (note 3)	Total
As at June 30, 2019
Exercise price	$ 0.38	$ 0.55	$ 0.65	–	$ 0.64
Exercise price – US dollars	–	–	–	US$0.41	US$ 0.41
Remaining life in years	2.90	1.03	1.95	1.00	1.83

As at December 31, 2018:
Exercise price	$ 0.38	$ 0.55	$ 0.65	–	$ 0.63
Remaining life in years	2.47	1.52	2.44	–	2.33

Notes to tables:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	Warrants were issued pursuant to the June 2016 prospectus and July 2016 private placement financings.

3.	The Broker Warrants, which were issued to the underwriters pursuant to the June 2019 prospectus financing (note 6(b)), are all exercisable, and can be exercised into common shares at US$0.41 per common share.

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the six months ended June 30, 2019 and 2018:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	19,847,431	1.08
Exercised	(44,000)	0.64
Cancelled	(700)	1.75
Balance June 30, 2018	19,802,731	1.08
Granted	5,635,000	0.76
Expired	(18,500)	0.50
Exercised	(756,499)	0.50
Forfeited	(32,500)	1.44
Cancelled	(23,500)	1.80
Balance December 31, 2018	24,606,732	1.03
Expired	(4,235,000)	1.54
Exercised	(194,000)	0.49
Forfeited	(10,700)	0.82
Balance June 30, 2019	20,167,032	0.93

For the three and six months ended June 30, 2019, the Group recognized share-based compensation ("SBC") of $653 (2018 – $910) and $1,304 (2018 – $1,783) for options.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information on options as at June 30, 2019:

Options outstanding			Options exercisable
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	1.71	450,000	1.71
0.49	5,840,000	1.78	5,840,000	1.78
0.50	2,323,332	1.31	2,323,332	1.31
0.72	200,000	0.21	200,000	0.21
0.76	5,610,000	3.36	2,810,000	3.36
1.75	5,743,700	2.60	3,829,600	2.60
	20,167,032	2.38	15,452,932	2.18

The weighted average exercise price for exercisable options as at June 30, 2019 was $0.86 (December 31, 2018 – $1.00) per option.

(e)	Deferred Share Units ("DSUs")

As at June 30, 2019, a total of 458,129 DSUs were issued and outstanding (June 30 and December 31, 2018 – 458,129). There have been no new grants of DSUs since 2017.

(f)	Restricted Share Units ("RSUs")

The following reconciles RSUs outstanding for the six months ended June 30, 2019 and 2018 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance and Balance June 30, 2018	506,495	2.24
Granted [1]	125,000	0.78
Common shares issued	(434,742)	0.68
Balance December 31, 2018	196,753	1.27
Common shares issued [1,2]	(85,294)	1.37
Withheld [1,2]	(75,582)	1.14
Balance June 30, 2019 [2]	35,877	2.23

Notes

1.	The RSUs were granted on August 9, 2018, to an officer of the Group with an expiry date of December 2021 and an initial one-year vesting period from date of grant. The Group treated these RSUs as cash-settled given the cash settlement of a previous grant. In January 2019, the Group’s Compensation Committee agreed with management that it was in the best interest of the Group to accelerate the vesting period to January 28, 2019. The Group settled the vested RSUs, by issuing 58,886 commons shares and withheld 66,114 RSUs to pay the tax obligations.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	During the six months ended June 30, 2019, 35,876 RSUs, being the second tranche of 107,629 equity-settled RSUs, granted in September 2017, were settled by issuing 26,408 common shares, with the balance of 9,468 RSUs being withheld to pay tax obligations that was remitted in 2018. The remaining 35,877 RSUs will vest in September 2019.

During the three and six months ended June 30, 2019, the Group recognized $9 (2018 – $30) and $19 (2018 – $59) respectively, as SBC with a corresponding increase in the SBC Reserve for RSUs classified as equity-settled. For RSUs classified as cash-settled, the Group recognized $nil SBC (2018 – decrease in SBC of $67) for the three months and an increase in SBC of $43 (2018 – decrease in SBC of $133) for the six months with a corresponding increase (2018 – decrease) in the RSU liability. On the settlement of the cash-settled RSUs, the RSU liability was reduced to $nil as $58 was transferred to share capital for the common shares issued with the remainder remitted to the tax authorities.

(g)	Foreign Currency Translation Reserve

	Six months	Year
	ended	ended
	June 30	December 31
	2019	2018
Beginning balance	$ 38,686	$ 27,934
Foreign exchange translation differences incurred:
(Loss) gain on translation of foreign subsidiaries	(5,349)	10,752
Ending balance	$ 33,337	$ 38,686

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.	WARRANT LIABILITIES

The Broker Warrants (notes 6(b) and (c)) have a US dollar exercise price, which is not the functional currency of the Group, and as a result have been treated as cash-settled warrant liabilities. The warrant liabilities were recognized at fair value on date of issue as a financing cost with subsequent change in fair value determined at June 30, 2019, recognized in loss (income). The following tables reconcile the change in fair value of the warrant liabilities:

Continuity of fair value	Total
Beginning balance	$ –
Fair value on issue – financing cost	50
Fair value change – unrealized loss	34
Balance June 30, 2019	$ 84

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The fair value at June 30, 2019 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Assumptions	2019
Risk-free interest rate	1.52%
Expected volatility [1]	73.6%
Expected life	1 year
Share price used	$0.79
Expected dividend yield	Nil

Note

1.	Expected volatility is based on the historical and implied volatility of the share price on the TSX.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	June 30	December 31
Payables to related parties	2019	2018
Key management personnel (a)	$ 55	$ 104
Hunter Dickinson Services Inc. (b)	133	401
RSU liability	–	80
Total payables to related parties	$ 188	$ 585

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel ("KMP")

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the Chief Executive Officer ("PLP CEO"), Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp ("PMC Chair"), was as follows for the three and six months ended June 30, 2019 and 2018:

	Three months		Six months
Transaction	2019	2018	2019	2018
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$ 609	$ 673	$ 1,241	$ 1,556
Amounts paid and payable to KMP [2]	1,083	832	2,259	1,909
Bonuses paid to KMP [3]	–	50	310	301
	1,692	1,555	3,810	3,766
Share-based compensation [4]	500	711	1,038	1,409
Total compensation	$ 2,192	$ 2,266	$ 4,848	$ 5,175

Notes to previous table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS"). The Group reimburses HDUS for costs incurred.

3.	In 2019, incentive bonuses were paid to the CFO, EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering, VP, Permitting, and to the Company Secretary. In 2018, incentive bonuses were paid to the the SVP, Environment and Sustainability, VP, Corporate Communications and VP, Permitting.

4.	Includes cost of RSUs and share purchase options issued and / or vesting during the respective periods.

RSUs

During the six months ended June 30, 2019, the Group settled vested KMP RSUs by issuing 85,294 common shares (2018 – nil) (note 6(f)).

Options

During the six months ended June 30, 2019, 125,000 KMP incentive options with an exercise price of $0.49 per option and an expiry date of July 11, 2021, were exercised at a weighted average market price on exercise of $0.87 for proceeds to the Group of $61. No KMP options were exercised in the corresponding period of 2018.

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three and six months ended June 30, 2019, and 2018, the aggregate value of transactions were as follows:

	Three months		Six months
	2019	2018	2019	2018
Services rendered by HDSI:
Technical	$ 467	$ 568	$ 1,183	$ 1,465
Engineering	225	246	594	622
Environmental	99	129	270	386
Socioeconomic	124	99	239	246
Other technical services	19	94	80	211
General and administrative	670	711	1,494	1,483
Management, corporate communications, secretarial, financial and administration	561	549	1,220	1,137
Shareholder communication	109	162	274	346
Total	$ 1,137	$ 1,279	$ 2,677	$ 2,948

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Three months		Six months
2019	2018	2019	2018

Reimbursement of third party expenses
Conferences and travel	$ 76	$ 171	$ 142	$ 270
Insurance	51	–	51	50
Office supplies and information technology	114	74	210	152
Total	$ 241	$ 245	$ 403	$ 472

Total value of transactions	$ 1,378	$ 1,524	$ 3,080	$ 3,420

9.	TRADE AND OTHER PAYABLES

	June 30	December 31
	2019	2018
Falling due within the year
Trade [1]	$ 15,554	$ 5,935
Lease liabilities [2]	334	–
Total	$ 15,888	$ 5,935

Non-current liabilities
Trade [1]	$ –	$ 7,194
Lease liabilities [2]	1,039	–
Total	$ 1,039	$ 7,194

Notes:

1.	At June 30, 2019, the amount includes legal fees due to legal counsel of US$5,274, due January 31, 2020, and US$635 payable on completion of a partnering transaction. The former was included in non-current liabilities at December 31, 2018.

2.	Lease liabilities relate to lease of offices, site hangers, yard storage and one vehicle, which have remaining lease terms of ten to 131 months and interest rates of 7.5% – 10.5% over the term of the leases. During the six months ended June 30, 2019, the Group recognized $54 in interest expense on lease liabilities.

The following table provides the schedule of undiscounted lease liabilities as at June 30, 2019:

Total
Less than one year	$ 453
One to five years	986
Later than 5 years	389
Total undiscounted lease liabilities	$ 1,828

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2019 and 2018 was based on the following:

	Three months		Six months
	2019	2018	2019	2018
Loss (income) attributable to shareholders	$ 18,274	$ (29,579)	$ 34,485	$ (18,487)
(000s)
Basic weighted average number of shares outstanding	346,717	312,062	336,858	311,040
Effect of dilutive securities [1,2]	–	14,765	–	21,498
Diluted weighted average number of shares outstanding	346,717	326,827	336,858	332,538

Notes to previous table:

1.	For the three and six months ended June 30, 2019, basic and diluted loss per share does not include the effect of 20,167,032 employee share purchase options outstanding, 31,456,665 non-employee share purchase options and warrants, 458,129 DSUs and 35,877 RSUs, as they are anti-dilutive.
2.	For the three and six months ended June 30, 2018, dilutive securities related to in-the-money outstanding options, warrants and RSUs.

11.	EMPLOYMENT COSTS

During the three and six months ended June 30, 2019, the Group recorded $3,285 (2018 – $3,759) and $7,013 (2018 – $7,798) in salaries and benefits, including share-based payments of $663 (2018 – $873) and $1,366 (2018 - $1,709) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 9(b)).

12.	NON-REFUNDABLE EARLY OPTION PRICE INSTALLMENT

In December 2017, the Group and First Quantum Minerals Ltd. ("First Quantum") (the "parties") entered into a framework agreement which contemplated that an affiliate of First Quantum would execute an option agreement to earn a 50% interest in the Pebble Partnership and received a non-refundable early option payment of US$37,500 ($48,751) ("non-refundable early option price installment") which was to be applied solely for the purpose of progressing with permitting of the Pebble Project.

In May 2018, the framework agreement was terminated, as the parties were unable to reach an agreement on the option and partnership transaction as contemplated therein. Accordingly, the Group recorded the non-refundable early option price installment as income in the statement of comprehensive loss (income).

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 4) exclude receivable balances with government agencies and refundable deposits. The Group’s maximum exposure at the following reported dates was:

	June 30	December 31
Exposure	2019	2018
Amounts receivable	$ 148	$ 769
Restricted cash	805	830
Cash and cash equivalents	10,398	14,872
Total exposure	$ 11,351	$ 16,471

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group however, has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern (note 1). The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9) and payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk at the following reported dates was:

	June 30	December 31
	2019	2018
Financial assets:
Amounts receivable	$ 282	$ 627
Cash and cash equivalents and restricted cash	8,418	10,523
	8,700	11,150
Financial liabilities:
Non-current trade payables	(1,033)	(7,194)
Warrant liabilities	(84)	–
Current trade and other payables	(15,569)	(5,834)
Payables to related parties	(79)	(146)
	(16,765)	(13,174)
Net financial liabilities exposed to foreign currency risk	$ (8,065)	$ (2,024)

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $807 (2018 – $202) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $63 (2018 – $173).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

14.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on the claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 3, 2018, the United States District Court for the Central District of California dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed a notice of an appeal of the district court’s dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals in June. The Company will file its response in August. Given the nature of the claims on appeal, it is not currently possible for us to predict the outcome nor practical to determine their possible financial effect until their ultimate resolution. The Company intends to continue defending itself vigorously in this matter.

(b)	Short-term lease commitments

The Group had short-term lease commitments of less than a year relating to property leases totaling $158 as of January 1, 2019. During the six months ended June 30, 2019, the Group incurred short-term lease commitments of $206 and expensed $129. As of June 30, 2019, the remaining short-term lease commitments total $228. These leases have fixed monthly payments for the remaining term.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

15.	EVENTS AFTER THE REPORTING DATE

(a)	Bought deal

On August 9, 2019, the Group announced a bought deal offering of 13,333,334 common shares at a price of US$0.75 per common share (the "Issue Price") for aggregate gross proceeds of approximately US$10,000 (the "Offering").

In addition, the Group has agreed to grant to the underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the underwriters to purchase up to an additional 2,000,000 common shares at the Issue Price for a period of up to 30 days after the closing of the Offering for total potential gross proceeds to the Group of up to approximately US$11,500.

The Company has agreed to pay the underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering.

(b)	Concurrent private placement

On August 9, 2019, the Group also announced it is proposing to undertake a non-brokered private placement to investors outside of the United States of up to 2,866,667 common shares at the Issue Price for gross proceeds to the Group of up to US$2,150 (the "Concurrent Private Placement"). No commission or finder’s fee is payable to the underwriters in the Offering in connection with the Concurrent Private Placement. The common shares issued pursuant to the Concurrent Private Placement will be subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation.

Page | 23